Monday 31 July 2017

National Grid plc (‘the Company’)

AGM poll results

Today, 31 July 2017, the Company held its 2017 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld**

1	To receive the Annual Report and Accounts	2,115,639,726	99.89	2,259,428	0.11	4,274,894

2	To declare a final dividend	2,115,513,304	99.89	2,374,244	0.11	4,290,920

3	To re-elect Sir Peter Gershon	2,096,477,535	99.03	20,475,011	0.97	5,224,392

4	To re-elect John Pettigrew	2,092,467,463	98.82	25,023,610	1.18	4,686,246

5	To re-elect Andrew Bonfield	2,023,501,154	95.59	93,331,004	4.41	5,345,063

6	To re-elect Dean Seavers	2,080,972,424	98.28	36,312,432	1.72	4,892,368

7	To re-elect Nicola Shaw	2,080,645,001	98.29	36,142,901	1.71	5,390,157

8	To re-elect Nora Mead Brownell	1,881,815,065	88.95	233,729,874	11.05	6,633,118

9	To re-elect Jonathan Dawson	1,875,245,331	88.65	240,194,175	11.35	6,738,550

10	To elect Pierre Dufour	2,106,408,857	99.52	10,073,327	0.48	5,695,875

11	To re-elect Therese Esperdy	2,096,103,870	99.03	20,581,077	0.97	5,493,112

12	To re-elect Paul Golby	2,081,804,604	99.00	21,072,559	1.00	19,300,639

13	To re-elect Mark Williamson	1,862,762,963	88.07	252,430,891	11.93	6,982,211

14	To appoint the auditors Deloitte LLP	2,093,516,590	98.84	24,515,725	1.16	4,144,852

15	To authorise the Directors to set the auditors’ remuneration	2,080,018,643	98.26	36,737,920	1.74	5,420,597

16	To approve the Directors’ remuneration policy	2,060,765,320	97.54	52,015,518	2.46	9,396,257

17	To approve the Directors’ Remuneration Report excluding the excerpts from the remuneration policy	1,828,221,066	87.15	269,507,926	12.85	24,448,230

18	To authorise the Company to make political donations	2,018,578,013	96.42	74,868,307	3.58	28,730,733

19	To authorise the Directors to allot Ordinary Shares	2,037,363,259	96.24	79,703,383	3.76	5,106,541

20*	To disapply pre-emption rights	2,100,144,851	99.31	14,513,432	0.69	7,514,704

21*	To disapply pre-emption rights for acquisitions	1,990,437,191	94.12	124,343,960	5.88	7,391,901

22*	To authorise the Company to purchase its own Ordinary Shares	2,087,973,613	98.58	30,172,433	1.42	4,027,014

23*	To authorise the Directors to hold general meetings on 14 clear days’ notice	1,954,986,765	92.90	149,489,305	7.10	17,697,111

• Special resolution
** A “Vote withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 20-23 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
http://investors.nationalgrid.com/shareholder-centre/shareholder-meetings/2017.aspx